08028536

SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cicerone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street - 22nd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zain Manekia (212)371-9115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonamassa, Maietta & Cartelli, LLP
(Name – *if individual, state last, first, middle name*)

9001 Fifth Avenue	Brooklyn	New York	11209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Amundsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cicerone Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA L. DEVATT, Notary Public
City of Easton, Northampton County
My Commission Expires August 10, 2010

Signature

CCO, Designated Principal
Title

2-28-08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICERONE SECURITIES, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2007

Bonamassa, Maietta & Cartelli, LLP
Certified Public Accountants

CICERONE SECURITIES, LLC

Table of Contents

Bonamassa, Maietta & Cartelli, LLP
Certified Public Accountants
9001 Fifth Avenue
Brooklyn, New York 11209

JAMES D. BONAMASSA, CPA
LAWRENCE F. MAIETTA, CPA
VINCENT J. CARTELLI, CPA

TEL: (718) 921-7000
FAX: (718) 921-0926
bmccpas.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Members of
Cicerone Securities, LLC
150 East 52nd Street – 22nd Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Cicerone Securities, LLC as of December 31, 2007 and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of Cicerone Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonamassa, Maietta & Cartelli, LLP

February 6, 2008

Bonamassa, Maietta & Cartelli, LLP

CICERONE SECURITIES, LLC
EXHIBIT "A"
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
DECEMBER 31, 2007

ASSETS

Current Assets		
Cash	$ 206,293	
Prepaid fees	1,310	
Total Current Assets		207,603
TOTAL ASSETS		$ 207,603

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accrued expenses	$ 10,600	
Total Current Liabilities		$ 10,600
Capital		
Members' Capital	197,003	
Total Capital		197,003
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 207,603

The accompanying notes are an integral part of these financial statements

CICERONE SECURITIES, LLC
EXHIBIT "B"
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2007

Revenues:		$ -
Expenses:		
Accounting	$ 17,725	
Bank charges	105	
Consulting expense	41,600	
Dues & subscriptions	1,337	
Filing fees	3,891	
Insurance	514	
Office expense	2,939	
Rent	5,507	
Telephone	299	
Travel & entertainment	5,719	
Total expenses		79,636
Loss from operations		(79,636)
Other income		67,000
Interest income		831
		67,831
Net loss		$ (11,805)

The accompanying notes are an integral part of these financial statements

CICERONE SECURITIES, LLC
EXHIBIT "C"
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2007

	Members' Capital
Balance - January 1, 2007	$ 8,058
Capital contributions	231,000
Member distributions	(30,250)
Net loss	(11,805)
Balance - December 31, 2007	$ 197,003

The accompanying notes are an integral part of these financial statements

CICERONE SECURITIES, LLC
EXHIBIT "D"
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Cash Flows used in Operating Activities:		
Net loss	$	(11,805)
Adjustment to reconcile net loss to net cash flows used in operating activities:		
Increase in accounts payable		8,300
Net Cash used in Operating Activities		(3,505)
Cash Flows from Financing Activities:		
Member contributions		231,000
Member distributions		(30,250)
Net Cash Provided by Financing Activities		200,750
Net Increase in Cash		197,245
Cash - Beginning of year		9,048
Cash - End of Period	$	206,293

The accompanying notes are an integral part of these financial statements

CICERONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1: Nature of Business

Organization

Cicerone Securities, LLC (herein referred to as the "Company"), formerly known as RCF Capital Partners, LLC, was formed in the state of Delaware as a limited liability company on December 16, 2002 and is a registered broker – dealer with the National Association of Securities Dealers (NASD) and a member of the Securities Investor Protection Corporation (SIPC) and commenced operations on December 31, 2002. See note 4, Members' Capital.

Note 2: Summary of Significant Accounting Policies:

a) Revenue Recognition

The Company realized no revenue from its business operations in 2007 but anticipates its future revenue to consist of investment banking and merger advisory fees.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

c) Income Taxes

The company is a limited liability company and has elected to be treated as a partnership for tax purposes. A partnership does not pay federal income taxes on its income, instead, the members of the limited liability company are liable for federal income taxes on their respective share of the Company's taxable income.

CICERONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 2: Summary of Significant Accounting Policies (cont.)

d) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

e) Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". Management of the Company believes that the fair value of financial instruments, consisting of accounts payable, approximates carrying value due to the short payment terms associated with its accounts payable.

Note 3: Property and Equipment

The Company retired fully depreciated assets in the amount of $22,362 in connection with the sale of the Company's membership interest. See note 4, Members' Capital.

Note 4: Members' Capital

Cicerone Partners, LLC, a Delaware limited liability company, acquired 100% of the Company's membership interest in 2007. The Company's name was changed to Cicerone Securities, LLC on October 10, 2007 in connection with the acquisition. NASD approval is pending, see note 8, Commitments and Contingencies.

CICERONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 5: Other Income

The Company received $35,000 from the NASD in anticipation of the costs savings associated with the consolidation of the NASD and the NYSE ("New York Stock Exchange") member regulations operations into a new self-regulatory organization.

The Company received $32,000 from Cicerone Partners, LLC as part of a stipulation in connection with the acquisition of the Company's membership interest. See note 4, Members' Capital, and note 6, Related Parties.

Note 6: Related Parties

The Company received $32,000 from Cicerone Partners, LLC as part of a stipulation in connection with the acquisition of the Company's membership interest. See Note 5, Other Income.

The Company entered into a cost sharing agreement with Cicerone Capital, LLC, an affiliated company through common ownership, with respect to overhead expenses incurred at the Company's office. Pursuant to said agreement, the Company paid Cicerone Capital, LLC $5,000 during 2007.

The Company paid $41,600 to former Company Members for consulting services during 2007.

Note 7: Concentrations of Credit Risk

The Company maintains cash balances at two financial institutions. Accounts are insured up to $100,000 per depositor by the Federal Deposit Insurance Corporation. Cash balances in excess of insured amounts totaled $96,290 at December 31, 2007. The Company has not experienced any losses on its cash accounts

The company does not maintain inventory of stocks, bonds or other security positions at risk.

CICERONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 8: Commitments and Contingencies

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or future contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligation would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded and contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2007, the Company had a net capital of $195,693 which was $190,693 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

Exemption Provisions

The Company is exempt from Rule 15c3-3, the Customer Protection Rule, as it has elected the provision (k)(2)(i) – whereas the Company will not hold customer funds or safe keep customers securities.

Change of Ownership

As noted in note 4, Members' Capital, Cicerone Partners, LLC acquired 100% of the Company's membership interest in 2007. NASD approval of the acquisition is pending.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECMEBER 31, 2007

CICERONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

FOR YEAR ENDED DECEMBER 31, 2007

NET CAPITAL		
Equity		$ 197,003
Deductions and/or charges Non-allowable assets:		
Prepaid fees	1,310	
Total non-allowable assets		1,310
Tentative Net Capital		195,693
Haircuts		-
Net Capital (15c3-1)		$ 195,693
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition: Total-indebtedness		$ 10,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement		$ 5,000
Excess net capital		$ 190,693
Ratio: Aggregate indebtedness to net capital		.05 to 1

No material differences exist between the above computation and the computation included in the company corresponding unaudited Form X-17a-5 Part II filing.

See Auditor's report.

Bonamassa, Maietta & Cartelli, LLP
Certified Public Accountants
9001 Fifth Avenue
Brooklyn, New York 11209

JAMES D. BONAMASSA, CPA
LAWRENCE F. MAIETTA, CPA
VINCENT J. CARTELLI, CPA

TEL: (718) 921-7000
FAX: (718) 921-0926
bmccpas.com

Independent Auditors' Report on Internal Control Structure

To The Officers and Members of Cicerone Securities, LLC
150 East 52nd Street – 22nd Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Cicerone Securities, LLC as of December 31, 2007 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered Cicerone Securitie's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company that we consider relevant to the objectives stated in Rule 17a5(g)(1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1). Making quarterly security examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2). Complying with requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or a combination of significant deficiencies that result in a more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the equity's internal control.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal controls that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be a material weakness as defined above, except for:

> The size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007 and does not affect our report thereon dated February 6, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based upon this understanding and on our study, we believe that except for the effect, if any, of the condition described above, the Company's

practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members and officers, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Bonamassa, Maietta & Cartelli, LLP

Bonamassa, Maietta & Cartelli, LLP

Brooklyn, New York

February 6, 2008

END